Tecnoglass Inc.

Avenida Circunvalar a 100 mts de la Via 40

Barrio Las Flores, Barranquilla

Colombia

November 6, 2018

VIA EDGAR

Ms. Kathryn McHale

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Tecnoglass Inc.
Registration Statement on Form S-3
File No. 333-227898

Dear Ms. McHale:

Tecnoglass Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Thursday, November 8, 2018, or as soon thereafter as practicable.

Very truly yours,

TECNOGLASS INC.

By:	/s/ Santiago Giraldo
Name: Santiago Giraldo
Title: Chief Financial Officer